Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross completes acquisition of Underworld Resources

Toronto, Ontario, June 30, 2010 – Kinross Gold Corporation (TSX: K, NYSE: KGC) announced today that the acquisition of Underworld Resources Inc. has been completed, pursuant to the plan of arrangement described in the Underworld management information circular dated June 2, 2010.  Under the plan of arrangement, each Underworld share will be exchanged for 0.141 of a Kinross common share plus Cdn $0.01 in cash, subject to adjustment with respect to fractional shares.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice President, Corporate Communications
phone: (416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: (416) 365-2744
erwyn.naidoo@kinross.com

 www.kinross.com